

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

Via E-mail
Ms. Min (Jenny) Zhang
Chief Financial Officer
China Lodging Group, Limited
No. 2266 Hongqiao Road, Changning District
Shanghai 200336
People's Republic of China

>   **Re: China Lodging Group, Limited**
>   **Form 20-F for the year ended December 31, 2010**
>   **Filed April 7, 2011**
>   **File No. 1-34656**

Dear Ms. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition, page 43

1. We note that you have a policy for certain reimbursements (primarily salaries and related charges) which you attribute mainly to hotels under the franchise program. In future filings, please describe generally the nature of your franchise contracts as it relates to

reimbursements for salaries and related costs. In addition, please disclose the amount of reimbursement revenues separately to the extent material.

Financial Statements

Exhibits 12.1 and 12.2

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief